Jardines

HONGKONG LAND HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2964

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

03003434

7th January 2003

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

SUPPL

03 JAN 21 AM 7:21

Dear Sirs

Hongkong Land Holdings Limited ("HKLH")

In accordance with the requirements under the listing rules of the UK Listing Authority, the UK Listing Authority has today been notified on behalf of HKLH, of which Dr Richard Lee is a Director, of the following Director's share interest:

Name of Director	Nature of Transaction	No. of Shares
Richard Lee	Interests in HKLH shares as at date of appointment	5,008,127*
*2,769,442 are non-beneficial		

Yours faithfully
JARDINE MATHESON LIMITED

PROCESSED
FEB 11 2003
THOMSON
FINANCIAL

Neil M McNamara
Group Corporate Secretary

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